Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-156695

Dated November 1, 2010

UBS E-TRACS

UBS E-TRACS Wells Fargo MLP Index

Exchange Traded Notes (ETNs) are senior, unsecured, unsubordinated debt securities that are designed to track the total return on a specific market index, less investor fees, and provide investors with exposure to the total returns of various market indices, including indices linked to stocks, bonds, commodities, and currencies.

UBS Exchange Traded Access Securities (UBS E-TRACS) offer access to markets and strategies that may not be readily available to individual investors in the existing marketplace. The UBS E-TRACS Wells Fargo MLP Index due October 29, 2040 is designed to track an investment in the Wells Fargo® Master Limited Partnership Index, and pays a variable quarterly coupon linked to the cash distributions associated with the underlying MLP constituents, less investor fees. The Wells Fargo® Master Limited Partnership Index is a float-adjusted, capitalization-weighted Index that seeks to measure the performance of all energy master limited partnerships (“MLP”) listed on the New York Stock Exchange (“NYSE”) or NASDAQ that satisfy market capitalization (at least $200 million at the time of inclusion) and other eligibility requirements.

Product profile

Product Name	UBS E-TRACS Wells Fargo MLP Index

Underlying Index	Wells Fargo® Master Limited
Partnership Index

Issuer	UBS AG

Current Annual Index Yield*	5.79%

Ticker Symbol	MLPW

CUSIP	902664 408

Primary Exchange	NYSE Arca

Initial Trade Date	October 29, 2010

Maturity Date	October 29, 2040

Investor Fee (%)*	0.85% per annum accrued on a daily basis

*	As of October 25, 2010. See “What are some of the key risks in the ETNs” and the disclaimer for more information.

Estimated historical and historical returns

	Total Return	Annualized Return
Wells Fargo® Master Limited Partnership Index*	614.62%	19.92%

S&P 500® Index	–1.80%	–0.17%

S&P 500 Utilities® Index	70.18%	5.03%

Dow Jones-UBS Commodity IndexSM	109.47%	7.07%

Estimated historical and historical results for the period from December 31, 1999 through October 25, 2010.

*	The data for the Underlying Index for the period prior to its inception on December 11, 2006 is estimated and is derived by using the Underlying Index’s calculation methodology with historical prices.

Source: Bloomberg, Standard & Poor’s, and Dow Jones

Estimated historical and historical information presented is as of October 25, 2010 and is furnished as a matter of information only. Estimated historical and historical performance of the Underlying Index is not an indication of future performance. Future performance of the Underlying Index may differ significantly from estimated historical and historical performance, either positively or negatively.

Total Return Index Comparisons

The graph above illustrates the estimated historical and historical performance of the Underlying Index from December 31, 1999 through October 25, 2010 in comparison with other benchmark indices.

*	The data for the Underlying Index for the period prior to its inception on December 11, 2006 is estimated and is derived by using the Underlying Index’s calculation methodology with historical prices. For each time period presented, the total return of the Underlying Index is the price return of the Underlying Index during such period, but also incorporating distributions made by each Underlying Index constituent during such period into the value of the Underlying Index. While the Coupon Amount of the ETNs, if any, will reflect the cash distributions that a hypothetical holder of the Underlying Index constituents would be entitled to receive during the relevant period, any Coupon Amount will be reduced by the Investor Fee. The graph above does not account for the fee. As a result, the return on the ETNs will always be lower than the total returns on a direct investment in the Underlying Index constituents.

Sector Weightings

Name	Ticker	Weight
Enterprise Product Partners LP	EPD	13.24%

Kinder Morgan Energy Part LP	KMP	10.00%

Plains All American Pipeline LP	PAA	5.63%

Energy Transfer Partners LP	ETP	5.41%

Magellan Midstream Partners	MMP	4.31%

Linn Energy LLC	LINE	3.71%

Kinder Morgan Management LLC	KMR	3.60%

Energy Transfer Equity LP	ETE	3.59%

Enbridge Energy Partners LP	EEP	2.96%

Buckeye Partners LP	BPL	2.48%

Source: Wells Fargo as of October 25, 2010

MLP Overview

Why invest in MLPs? Because the revenues of MLPs tend to be correlated with demand for energy commodities, and demand for such commodities is less volatile than energy commodity prices, MLPs in energy industries have relatively consistent, predictable cash flows. Therefore, MLPs provide relatively low correlation to the market prices of a wide range of asset classes including equities and commodities and have produced attractive historical yields compared to other income-oriented investments.

Benefits of Investing in the ETNs

•	Exposure to a portfolio of energy MLPs through a single investment.

•

Income via variable quarterly coupons linked to the cash distributions, if any, paid on the MLPs in the Underlying Index, less investor fees. If the MLPs do not make distributions or those distributions do not overcome the Investor Fees, then Investors will not receive any coupons.

•

Tax administration — While significant aspects of the tax treatment of the ETNs is uncertain, the coupons associated with the ETN are reported as ordinary income on Form 1099, and therefore the administrative burden associated with K-1 forms is eliminated.

What are some of the key risks in the ETNs?

•	The ETNs may result in a loss of some or all of your investment.

•	The coupon payments on the ETNs will be variable and may be zero. The Investor Fee reduces the potential coupons and/or the payment at maturity, call or upon early redemption.

•	The ETNs are debt obligations of UBS AG and therefore are exposed to the credit risk of UBS AG.

•	The ETNs may not have an active secondary market and may not continue to be listed over their 30-year term.

•

The return on the ETNs, which may be positive or negative, is linked to the return on the Underlying Index and which, in turn, is affected by a variety of market and economic factors, interest rates in the markets and economic, financial, political, regulatory, judicial or other events that affect the Underlying Index constituents or the markets generally.

•	There is only one industry — energy — related to the MLPs included in the Underlying Index. An investment in the ETNs will increase your portfolio’s exposure to fluctuations in the energy industry.

•

The payment on the ETN at maturity or call will be based on the arithmetic mean of the closing levels of the Underlying Index over a number of days during the final measurement period or call measurement period, and not on the closing level of the Underlying Index on a single day, as specified in the applicable prospectus supplement. The arithmetic mean of the closing levels of the Underlying Index over a number of days during the final measurement period or call measurement period will most likely differ from the closing level of the Underlying Index on a single day.

•	The Issuer’s obligation to redeem the ETNs is subject to substantial minimum size restrictions. Liquidity could be limited if you hold less than the minimum amount of 50,000 ETNs.

•

On the initial trade date, the ETNs will be sold to the public at a premium to the principal amount. Because the payment at maturity, call or early redemption will be calculated on the basis of the principal amount and not the issue price, this premium reflects an immediate cost to you that will not grow along with any increase in the level of the Underlying Index (if any).

•	The ETNs may at the option of UBS, be automatically accelerated and mandatorily redeemed, resulting in a loss of some or all of your investment.

•	You will not know how much you will receive upon early redemption at the time that you elect to redeem your ETNs.

•	Significant aspects of the tax treatment of the ETNs are uncertain.

The risks identified above are not exhaustive. You should also review carefully the related “Risk Factors” section of the relevant prospectus supplement.

Contact Us

Customer support: +1-877-ETRACS 5 (+1-877-387 2275)

Hours available: Monday to Friday 8:00 a.m. – 5:00 p.m. EST

Email: e-tracs@ubs.com

Website: www.ubs.com/e-tracs

The Current Annual Index Yield is calculated by Wells Fargo and is determined by taking the most recently declared distribution of each of the Master Limited Partnerships that constitute the Index (“constituent MLP”), and creating an annualized yield for each constituent MLP by (i) multiplying that number by the dividend frequency and (ii) dividing the resulting number by the current market price of the applicable constituent MLP. The Current Annual Index Yield is the sum of the products of those individual yields of each constituent MLP and their relative weights in the Index. You are not guaranteed any coupon or distribution amount under the ETN.

This material is issued by UBS AG or an affiliate thereof (“UBS”). Products and services mentioned in this publication may not be available for residents of certain jurisdictions. Please consult the restrictions relating to the product or service in question for further information. Activities with respect to US securities are conducted through UBS Securities LLC, a US broker dealer. Member of SIPC. (http://www.sipc.org/) An investment in the UBS E-TRACS ETNs involves risks and is subject to the creditworthiness of UBS. We urge you to read the more detailed explanation of risks described under “Risk Factors” in the prospectus supplement for the UBS E-TRACS ETNs. UBS E-TRACS ETNs are sold only in conjunction with the relevant offering materials. UBS has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for the offering of the UBS E-TRACS ETNs) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read these documents and any other documents that UBS has filed with the SEC for more complete information about UBS and the offering to which this communication relates. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and the applicable prospectus supplement by calling toll-free (+1-877-387 2275). In the US, securities underwriting, trading and brokerage activities and M&A advisor activities are provided by UBS Securities LLC, a registered broker/dealer that is a wholly owned subsidiary of UBS AG, a member of the New York Stock Exchange and other principal exchanges, and a member of SIPC. UBS Financial Services Inc. is a registered broker-dealer and affiliate of UBS Securities LLC. UBS specifically prohibits the redistribution of this material and accepts no liability whatsoever for the actions of third parties in this respect.

UBS E-TRACS Wells Fargo MLP Index is not issued, guaranteed, sponsored, endorsed, sold or promoted by Wells Fargo & Company, Wells Fargo Securities, LLC or their subsidiaries and affiliates (collectively, “Wells Fargo”). Wells Fargo makes no representation or warranty, express or implied, to investors in the UBS E-TRACS ETNs or any member of the public regarding the advisability of investing in securities generally or in this UBS E-TRACS Wells Fargo MLP Index particularly or the ability of any data supplied by Wells Fargo or any Index to track financial instruments comprising the Index or any trading market. Wells Fargo & Company does not guarantee that the Index referenced by the UBS E-TRACS ETNs has been accurately calculated and shall not have any liability for any error in the calculation. Wells Fargo’s only relationship to UBS AG is the licensing of certain intellectual property rights relating to the Index as well as trademarks and trade names of Wells Fargo and of the data supplied by Wells Fargo that is determined, composed, compiled and calculated by Wells Fargo or a third party index calculator, without regard to this UBS E-TRACS Wells Fargo MLP Index. Wells Fargo has no obligation to take into consideration the UBS E-TRACS Wells Fargo MLP Index or investors in the UBS E-TRACS ETNs when determining, composing, compiling or calculating the data. Wells Fargo has no obligation or liability in connection with the listing, registration, distribution, administration, marketing, trading or redemption or settlement by the issuer or otherwise of this UBS E-TRACS Wells Fargo MLP Index. Wells Fargo does not guarantee the accuracy and/or the completeness of the index or of any data supplied by it or any data included therein. Wells Fargo makes no warranty, express or implied, as to results to be obtained by UBS AG and the UBS E-TRACS Wells Fargo MLP Index, or any other person or entity from the use of index or of the data supplied by Wells Fargo or any data included therein. Wells Fargo makes no express or implied warranties, and expressly disclaims all warranties of merchantability or fitness for a particular purpose or use with respect to the index and the data supplied by Wells Fargo or any data included therein. Without limiting any of the foregoing, in no event shall Wells Fargo have any liability for any special, punitive, indirect, or consequential damages (including lost profits), even if notified of the possibility of such damages. © UBS 2010. The key symbol and UBS are among the registered and unregistered trademarks of UBS. Wells Fargo Securities, Wells Fargo Securities, LLC, Wells Fargo, and Wells Fargo® Master Limited Partnership Index are trademarks of Wells Fargo & Company and have been licensed for use by UBS AG. Other marks may be trademarks of their respective owners. All rights reserved.